AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Municipal Bond Fund

(Name of Subject Company (Issuer))

Eaton Vance Municipal Bond Fund

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

27827X101

(CUSIP Number of Class of Securities)

Maureen A. Gemma

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 672-8305

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$54,468,759.83(a)	$7070.05(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 3,986,326 shares in the offer (5% of the total number of common shares outstanding) by $13.6639 (98% of the net asset value per share of $13.9428 as of the close of regular trading on the New York Stock Exchange on December 13, 2019).

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid: $6,995.13 Filing Party: Eaton Vance Municipal Bond Fund

Form or Registration No.: Schedule TO Date Filed: November 14, 2019

2.	Amount Previously Paid: $74.92 Filing Party: Eaton Vance Municipal Bond Fund

Form or Registration No.: Schedule TO Date Filed: December 16, 2019

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[_]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[_]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019 by Eaton Vance Municipal Bond Fund, a closed-end management investment company (the “Fund”) in connection with the Fund’s offer to purchase for cash up to 5% or 3,986,326 of its issued and outstanding common shares of beneficial interest at a purchase price equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on December 13, 2019, upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated November 14, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”).

This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Item 10.

Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii) Press Release issued on December 17, 2019.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Municipal Bond Fund

By:	/s/ Payson F. Swaffield
Name:	Payson F. Swaffield
Title:	President

Dated as of December 17, 2019

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 14, 2019.[1]
(a)(1)(ii)	Letter of Transmittal. [1]
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(iv)	Letter to Clients for us by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]
(a)(1)(v)	Form of Notice of Withdrawal. [1]
(a)(5)(i)	Press Release issued on November 14, 2019. [1]
(a)(5)(ii)	Press Release issued on December 16, 2019.[2]
(a)(5)(iii)	Press Release issued on December 17, 2019.
(d)(i)	Standstill Agreement dated February 28, 2019. [1]

1 Previously filed on Schedule TO via EDGAR on November 14, 2019 and incorporated herein by reference.

2 Previously filed on Schedule TO via EDGAR on December 16, 2019 and incorporated herein by reference.